Exhibit 99-2
                                                                    ------------











                Makhteshim-Agan Industries Ltd.

                     Interim Consolidated
                     Financial Statements
                          (Unaudited)
                   As at September 30, 2006
                       (In U.S. Dollars)

                                                Makhteshim-Agan Industries Ltd.

Financial Statements as at September 30, 2006 (Unaudited)
-------------------------------------------------------------------------------


Contents


                                                                           Page

Auditors' Review Report                                                       2


Consolidated Balance Sheets                                                   3


Consolidated Statements of Income                                             4


Statements of Changes in Shareholders' Equity                                 5


Consolidated Statements of Cash Flows                                         8


Notes to the Financial Statements                                            11

[GRAPHIC OMITTED]

                   Somekh Chaikin                   Telephone  972 3  684  8000
                   KPMG Millennium Tower            Fax        972 3  684  8444
                   17 Ha'arba'a Street, PO Box 609  Internet   www.kpmg.co.il
                   Tel Aviv 61006 Israel


The Board of Directors
Makhteshim-Agan Industries Ltd.
------------------------------


Dear Sirs,


Review of the unaudited interim consolidated financial statements as at September 30, 2006

At your request, we have reviewed the interim consolidated balance sheet of Makhteshim-Agan Industries Ltd. and its subsidiaries as at September 30, 2006, and the related consolidated statements of income, statements of changes in shareholders' equity and consolidated statements of cash flows for the nine-month and three-month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of shareholders' meetings and of meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We received interim reports of other auditors, regarding the review of financial statements of subsidiaries, whose assets included in the consolidation constitute 6.0% of the total assets included in the consolidated balance sheet as at September 30, 2006 and whose revenues included in the consolidation constitute 9.6% and 8.1% of the total revenues included in the consolidated statements of income for the nine-month and three-month periods then ended, respectively.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including reading the review reports of other auditors, as stated above, nothing came to our attention which would indicate the necessity of making material modifications to the interim consolidated financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) - 1970.


Somekh Chaikin
Certified Public Accountants (Isr.)

November 7, 2006


                     Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.


Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------


                                                                 As at              As at              As at
                                                          September 30       September 30        December 31
                                                                  2006               2005               2005
                                                     -----------------  -----------------  -----------------
                                                           (Unaudited)        (Unaudited)          (Audited)
                                                     -----------------  -----------------  -----------------
                                                        US $ thousands     US $ thousands     US $ thousands
                                                     -----------------  -----------------  -----------------

Current assets
Cash and cash equivalents                                      117,060             60,013             71,293
Short-term investments                                           1,310              1,288              1,269
Trade receivables                                              448,157            422,592            383,246
Other receivables                                              103,214             78,946             86,414
Inventories                                                    577,066            541,966            566,416
                                                     -----------------  -----------------  -----------------
                                                             1,246,807          1,104,805          1,108,638
                                                     -----------------  -----------------  -----------------

Investments, loans and other long-term debits
Affiliated companies                                             2,436                  -                  -
Investments and other debts                                     39,575             22,521             22,684
                                                     -----------------  -----------------  -----------------
                                                                42,011             22,521             22,684
                                                     -----------------  -----------------  -----------------

Fixed assets
Cost                                                           950,447            869,476            884,480
Less - accumulated depreciation                                453,362            412,784            421,114
                                                     -----------------  -----------------  -----------------
                                                               497,085            456,692            463,366
                                                     -----------------  -----------------  -----------------

Other assets and deferred expenses
Cost                                                           841,323            785,956          * 814,043
Less - accumulated amortization                                300,884            263,513            277,462
                                                     -----------------  -----------------  -----------------
                                                               540,439            522,443            536,581
                                                     -----------------  -----------------  -----------------


                                                     -----------------  -----------------  -----------------
                                                             2,326,342          2,106,461          2,131,269
                                                     =================  =================  =================



                                                                             Makhteshim-Agan Industries Ltd.

------------------------------------------------------------------------------------------------------------



                                                                 As at              As at              As at
                                                          September 30       September 30        December 31
                                                                  2006               2005               2005
                                                     -----------------  -----------------  -----------------
                                                           (Unaudited)        (Unaudited)          (Audited)
                                                     -----------------  -----------------  -----------------
                                                        US $ thousands     US $ thousands     US $ thousands
                                                     -----------------  -----------------  -----------------

Current liabilities
Credit from banks                                              408,940            206,533            248,038
Trade payables                                                 321,694            309,007            338,598
Other payables                                                 235,177          * 208,476          * 201,647
Proposed dividend                                                    -             14,850             14,058
                                                     -----------------  -----------------  -----------------
                                                               965,811            738,866            802,341
                                                     -----------------  -----------------  -----------------

Long-term liabilities
Loans from banks                                                43,111             55,938             35,584
Convertible debentures                                          24,694             50,173             40,479
Other long-term liabilities                                      3,685              4,769              4,314
Deferred taxes                                                  73,509             67,621             59,801
Employee severance benefits, net                                31,124             26,454             28,014
                                                     -----------------  -----------------  -----------------
                                                               176,123            204,955            168,192
                                                     -----------------  -----------------  -----------------
Minority interest                                               30,171           * 25,654           * 26,549
                                                     -----------------  -----------------  -----------------
Shareholders' equity                                         1,154,237        * 1,136,986        * 1,134,187
                                                     -----------------  -----------------  -----------------


                                                     -----------------  -----------------  -----------------
                                                             2,326,342          2,106,461          2,131,269
                                                     =================  =================  =================




----------------------------------  ----------------------------------  ------------------------------------
          Avraham Biger                           Shlomo Yanai                            Ran Midan
Chairman of the Board of Directors            Chief Executive Officer               Chief Financial Officer


Date of approval of the financial statements: November 7, 2006

*  Restated - see Note 1B(4).


The accompanying notes are an integral part of the financial statements.




                                                                                             Makhteshim-Agan Industries Ltd.

Consolidated Statements of Income
----------------------------------------------------------------------------------------------------------------------------



                                                                                                                     For the
                                            For the nine months ended           For the three months ended        year ended
                                  -----------------------------------   ----------------------------------  ----------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2006              2005               2006              2005              2005
                                  -----------------  ----------------   ----------------  ----------------  ----------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                  -----------------  ----------------   ----------------  ----------------  ----------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                  -----------------  ----------------   ----------------  ----------------  ----------------

Revenues                                 1,359,727          1,335,644            407,596           402,132         1,740,717
Cost of sales                              884,712            811,513            270,430           248,325         1,059,715
                                  -----------------  ----------------   ----------------  ----------------  ----------------
Gross profit                               475,015            524,131            137,166           153,807           681,002
                                  -----------------  ----------------   ----------------  ----------------  ----------------

Expenses

Research and development, net               14,420             14,533              4,717             4,819            20,628
Selling and marketing                      216,668            197,612             68,794            65,721           267,918
General and administrative                  50,017            *47,749             19,518           *14,233           *62,051
                                  -----------------  ----------------   ----------------  ----------------  ----------------
                                           281,105            259,894             93,029            84,773           350,597
                                  -----------------  ----------------   ----------------  ----------------  ----------------
Operating income                           193,910            264,237             44,137            69,034           330,405

Financing expenses, net                     32,844             26,616              7,160             8,783            34,573
                                  -----------------  ----------------   ----------------  ----------------  ----------------
Income before other
 expenses, net                             161,066            237,621             36,977            60,251           295,832

Other expenses, net                         18,295             35,916              6,527            11,156            44,211
                                  -----------------  ----------------   ----------------  ----------------  ----------------

Income before taxes on income              142,771           *201,705             30,450           *49,095          *251,621

Taxes on income                             17,894             37,269              6,267             2,448            39,952
                                  -----------------  ----------------   ----------------  ----------------  ----------------
Income after taxes on income               124,877            164,436             24,183            46,647           211,669

Company equity in earnings
 of affiliated companies                       194                  -                  8                 -                 -
Minority interest in losses
 (income) of subsidiaries, net              (2,675)            (4,551)               262               185           (4,816)
                                  -----------------  ----------------   ----------------  ----------------  ----------------
Net income from continuing
 operations                                122,396           *159,885             24,453           *46,832          *206,853

Cumulative effect as at the
 beginning of the year of
 change in accounting
 method                                          -             (2,025)                -                 -            (2,025)
                                  -----------------  ----------------   ----------------  ----------------  ----------------
Net income                                 122,396           *157,860             24,453           *46,832          *204,828
                                  =================  ================   ================  ================  ================

                                               US$                US$                US$               US$               US$
                                  -----------------  ----------------   ----------------  ----------------  ----------------

Earnings per share
Basic earnings per share                      0.28             **0.38              0.06            **0.11             **0.49
                                  =================  ================   ================  ================  ================
Fully diluted earnings per share              0.28             **0.34              0.06            **0.10               0.44
                                  =================  ================   ================  ================  ================


*   Restated - see Note 1B(4).
** Restated - see Note 1B(2).

The accompanying notes are an integral part of the financial statements.


                                                                                       Makhteshim-Agan Industries Ltd.

Statements of Changes in Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------




                                                                                        Receipts from
                                                                          Premium on      issuance of         Capital
                                                       Share capital          shares          options        reserves
                                                    ----------------  --------------  ---------------  --------------
                                                         (Unaudited)     (Unaudited)      (Unaudited)     (Unaudited)
                                                    ----------------  --------------  ---------------  --------------
                                                       US$ thousands   US$ thousands    US$ thousands   US$ thousands
                                                    ----------------  --------------  ---------------  --------------

Nine-month period ended September 30, 2006
Balance as at December 31, 2005                             120,391         589,261                -          (3,715)
Exercise of employee options                                    382            (382)               -               -
Self purchase of Company shares                                   -               -                -               -
Conversion of convertible debentures                            850          14,845                -               -
Adjustments deriving from translation of
 financial statements of investee companies                       -               -                -             136
Tax benefit in respect of employee options                        -               -                -             898
Expenses in respect of employee options                           -               -                -           1,379
Dividend                                                          -               -                -               -
Net income                                                        -               -                -               -
                                                    ----------------  --------------  ---------------  --------------
Balance as at September 30, 2006                            121,623         603,724                -          (1,302)
                                                    ================  ==============  ===============  ==============

Nine-month period ended September 30, 2005
Balance as at December 31, 2004                             109,258         417,487            3,009          (2,568)
Exercise of options                                           1,113          11,513           (1,103)              -
Exercise of employee options                                    219            (219)               -               -
Sale of Company shares held by a subsidiary                       -           2,324                -               -
Conversion of convertible debentures                          6,944         130,033                -               -
Adjustments deriving from translation of
 financial statements of investee companies                       -               -                -          (2,037)
Dividend                                                          -               -                -               -
Dividend proposed subsequent to balance sheet date                -               -                -               -
Net income                                                        -               -                -               -
                                                    ----------------  --------------  ---------------  --------------
Balance as at September 30, 2005                            117,534         561,138            1,906          (4,605)
                                                    ================  ==============  ===============  ==============

*  Restated - see Note 1B(4).
The accompanying notes are an integral part of the financial statements.

[table continued]


                                                           Dividend
                                                           proposed                   Company shares
                                                      subsequent to                      held by the
                                                            balance         Retained     Company and
                                                         sheet date         earnings  by a subsidary            Total
                                                    ----------------  --------------  ---------------  --------------
                                                         (Unaudited)     (Unaudited)      (Unaudited)     (Unaudited)
                                                    ----------------  --------------  ---------------  --------------
                                                       US$ thousands   US$ thousands    US$ thousands   US$ thousands
                                                    ----------------  --------------  ---------------  --------------

Nine-month period ended September 30, 2006
Balance as at December 31, 2005                              23,500         *480,119         (75,369)       1,134,187
Exercise of employee options                                      -               -                -                -
Self purchase of Company shares                                   -               -          (68,827)         (68,827)
Conversion of convertible debentures                              -               -                -           15,695
Adjustments deriving from translation of
 financial statements of investee companies                       -               -                -              136
Tax benefit in respect of employee options                        -               -                -              898
Expenses in respect of employee options                           -               -                -            1,379
Dividend                                                    (23,500)        (28,127)               -          (51,627)
Net income                                                        -         122,396                -          122,396
                                                    ----------------  --------------  ---------------  --------------
Balance as at September 30, 2006                                  -         574,388         (144,196)       1,154,237
                                                    ================  ==============  ===============  ==============

Nine-month period ended September 30, 2005
Balance as at December 31, 2004                             12,700         *345,596         (11,232)         874,250
Exercise of options                                              -                -               -           11,523
Exercise of employee options                                     -                -               -                -
Sale of Company shares held by a subsidiary                      -                -           1,524            3,848
Conversion of convertible debentures                             -                -               -          136,977
Adjustments deriving from translation of
 financial statements of investee companies                      -                -               -           (2,037)
Dividend                                                   (12,700)         (32,735)              -          (45,435)
Dividend proposed subsequent to balance sheet date          14,058          (14,058)              -                -
Net income                                                       -         *157,860               -          157,860
                                                    ----------------  --------------  ---------------  --------------
Balance as at September 30, 2005                            14,058         *456,663          (9,708)       1,136,986
                                                    ================  ==============  ===============  ==============


*  Restated - see Note 1B(4).
The accompanying notes are an integral part of the financial statements.



                                                                                       Makhteshim-Agan Industries Ltd.

Statements of Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------


                                                                                        Receipts from
                                                                          Premium on      issuance of         Capital
                                                       Share capital          shares          options        reserves
                                                    ----------------  --------------  ---------------  --------------
                                                         (Unaudited)     (Unaudited)      (Unaudited)     (Unaudited)
                                                    ----------------  --------------  ---------------  --------------
                                                       US$ thousands   US$ thousands    US$ thousands   US$ thousands
                                                    ----------------  --------------  ---------------  --------------

Three-month period ended September 30, 2006
Balance as at June 30, 2006                                 121,497         602,816                -          (3,501)
Exercise of employee options                                     32             (32)               -               -
Tax benefit in respect of employee options                        -               -                -             146
Expenses in respect of employee options                           -               -                -             619
Conversion of convertible debentures                             94             940                -               -
Adjustments deriving from translation of
 financial statements of investee companies                       -               -                -           1,434
Net income                                                        -               -                -               -
                                                    ----------------  --------------  ---------------  --------------
Balance as at September 30, 2006                            121,623         603,724                -          (1,302)
                                                    ================  ==============  ===============  ==============
Three-month period ended September 30, 2005
Balance as at June 30, 2005                                 116,999         556,215            2,326          (5,128)
Exercise of options                                             414           4,330             (420)              -
Exercise of employee options                                     52             (52)               -               -
Conversion of convertible debentures                             69             645                -               -
Adjustments deriving from translation of
 financial statements of investee companies                       -               -                -             523
Dividend                                                          -               -                -               -
Dividend proposed subsequent to balance sheet date                -               -                -               -
Net income                                                        -               -                -               -
                                                    ----------------  --------------  ---------------  --------------
Balance as at September 30, 2005                            117,534         561,138            1,906          (4,605)
                                                    ================  ==============  ===============  ==============

*  Restated - see Note 1B(4).

The accompanying notes are an integral part of the financial statements.


[table continued]


                                                           Dividend
                                                           proposed                   Company shares
                                                      subsequent to                      held by the
                                                            balance         Retained     Company and
                                                         sheet date         earnings  by a subsidary            Total
                                                    ----------------  --------------  ---------------  --------------
                                                         (Unaudited)     (Unaudited)      (Unaudited)     (Unaudited)
                                                    ----------------  --------------  ---------------  --------------
                                                       US$ thousands   US$ thousands    US$ thousands   US$ thousands
                                                    ----------------  --------------  ---------------  --------------


Three-month period ended September 30, 2006
Balance as at June 30, 2006                                       -          549,935        (144,196)       1,126,551
Exercise of employee options                                      -                -               -                -
Tax benefit in respect of employee options                        -                -               -              146
Expenses in respect of employee options                           -                -               -              619
Conversion of convertible debentures                              -                -               -            1,034
Adjustments deriving from translation of
 financial statements of investee companies                       -                -               -            1,434
Net income                                                        -           24,453               -           24,453
                                                    ----------------  --------------  ---------------  --------------
Balance as at September 30, 2006                                  -          574,388        (144,196)       1,154,237
                                                    ================  ==============  ===============  ==============
Three-month period ended September 30, 2005
Balance as at June 30, 2005                                  15,000        * 423,324          (9,708)       1,099,028
Exercise of options                                               -                -               -            4,324
Exercise of employee options                                      -                -               -                -
Conversion of convertible debentures                              -                -               -              714
Adjustments deriving from translation of
 financial statements of investee companies                       -                -               -              523
Dividend                                                    (15,000)             565               -          (14,435)
Dividend proposed subsequent to balance sheet date           14,058          (14,058)              -                -
Net income                                                        -          *46,832               -           46,832
                                                    ----------------  --------------  ---------------  --------------
Balance as at September 30, 2005                             14,058         *456,663          (9,708)      *1,136,986
                                                    ================  ==============  ===============  ==============

*  Restated - see Note 1B(4).

The accompanying notes are an integral part of the financial statements.


                                                                                       Makhteshim-Agan Industries Ltd.

Statements of Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------




                                                                                        Receipts from
                                                                          Premium on      issuance of         Capital
                                                       Share capital          shares          options        reserves
                                                    ----------------  --------------  ---------------  --------------
                                                           (Audited)       (Audited)        (Audited)       (Audited)
                                                    ----------------  --------------  ---------------  --------------
                                                       US$ thousands   US$ thousands    US$ thousands   US$ thousands
                                                    ----------------  --------------  ---------------  --------------

Year ended December 31, 2005

Balance as at December 31, 2004                             109,258         417,487            3,009          (2,568)
Exercise of employee options                                    416            (416)               -               -
Conversion of convertible debentures                          7,807         138,852                -               -
Exercised of options                                          2,910          31,014           (3,009)              -
Adjustments deriving from translation of
 financial statements of investee companies                       -               -                -          (2,701)
Sale of Company shares held by a subsidiary                       -           2,324                -               -
Self purchase of Company shares                                   -               -                -               -
Tax benefit in respect of employee options                        -               -                -           1,554
Dividend                                                          -               -                -               -
Dividend proposed subsequent to balance
 sheet date                                                       -               -                -               -
Net income                                                        -               -                -               -
                                                    ----------------  --------------  ---------------  --------------
Balance as at December 31, 2005                             120,391         589,261                -          (3,715)
                                                    ================  ==============  ===============  ==============

*     Restated - see Note 1B(4).

The accompanying notes are an integral part of the financial statements.


[table continued]


                                                           Dividend
                                                           proposed                   Company shares
                                                      subsequent to                      held by the
                                                            balance        Retained      Company and
                                                         sheet date        earnings   by a subsidary            Total
                                                    ----------------  --------------  ---------------  --------------
                                                           (Audited)       (Audited)        (Audited)        (Audited)
                                                    ----------------  --------------  ---------------  --------------
                                                      US$ thousands   US$ thousands    US$ thousands    US$ thousands
                                                    ----------------  --------------  ---------------  --------------

Year ended December 31, 2005

Balance as at December 31, 2004                              12,700        *345,596          (11,232)         874,250
Exercise of employee options                                      -               -                -                -
Conversion of convertible debentures                              -               -                -          146,659
Exercised of options                                              -               -                -           30,915
Adjustments deriving from translation of
 financial statements of investee companies                       -               -                -           (2,701)
Sale of Company shares held by a subsidiary                       -               -            1,524            3,848
Self purchase of Company shares                                   -               -          (65,661)         (65,661)
Tax benefit in respect of employee options                        -               -                -            1,554
Dividend                                                    (12,700)        (46,805)               -          (59,505)
Dividend proposed subsequent to balance
 sheet date                                                  23,500         (23,500)               -                -
Net income                                                        -        *204,828                -          204,828
                                                    ----------------  --------------  ---------------  --------------
Balance as at December 31, 2005                              23,500        *480,119          (75,369)       1,134,187
                                                    ================  ==============  ===============  ==============


*     Restated - see Note 1B(4).

The accompanying notes are an integral part of the financial statements.



                                                                                             Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                            For the nine months ended           For the three months ended        year ended
                                     --------------------------------   ----------------------------------  ----------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------   ---------------   ----------------  ----------------  ----------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------   ---------------   ----------------  ----------------  ----------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------   ---------------   ----------------  ----------------  ----------------

Cash flows generated by operating
 activities:
Net income                                 122,396           *157,860            24,453           *46,832           *204,828
Adjustments to reconcile net income
 to net cash flows generated by
 operating activities (see A. below)        14,232           *(62,110)          (83,310)         *(96,174)          *(21,670)
                                     --------------   ---------------   ----------------  ----------------  ----------------
Net cash inflow (outflow) generated
 by operating activities                   136,628             95,750           (58,857)          (49,342)           183,158
                                     --------------   ---------------   ----------------  ----------------  ----------------
Cash flows generated by investing
 activities:
Acquisition of fixed assets                (54,241)           (38,387)          (14,655)          (11,828)           (50,415)
Investment grant received                        -                  -                 -                 -              1,226
Additions to other assets and
 deferred expenses, net                    (33,649)           (21,558)           (7,645)           (6,564)           (38,270)
Investment in affiliates                    (2,243)                 -                 -                 -                  -
Short-term investments, net                      -                 15               834             1,324                194
Proceeds from sale of fixed and
 other assets                                  677                163               530                 -                334
Other long-term investments                   (211)                 -              (298)                -                  -
Investments in newly consolidated
 companies and activities
 (see B. below)                            (25,453)            (3,598)                -                 -             (8,882)
Proceeds from sale of investment in
 former subsidiary (see C. below)            6,047                  -                 -                 -                  -
Acquisition of minority interest in
 subsidiaries                               (2,406)              (970)                -                 -               (970)
                                     --------------   ---------------   ----------------  ----------------  ----------------
Net cash outflow generated by
 investing activities                     (111,479)           (64,335)          (21,234)          (17,068)           (96,783)
                                     --------------   ---------------   ----------------  ----------------  ----------------
Cash flows generated by financing
 activities:
Receipt of long-term loans from banks        23,107              3,846             8,107             3,183              3,846
Repayment of long-term loans from
 banks and others                          (21,576)           (69,257)           (1,796)           (5,253)           (85,075)
Self purchase of Company shares            (68,827)                 -                 -                 -            (65,661)
Increase in short-term credit from
 from banks, net                           155,261             85,794            84,297            57,790            119,457
Proceeds from exercise of options                -             11,523                 -             4,324             30,915
Dividend to shareholders                   (65,686)           (41,635)          (28,510)          (17,735)           (56,647)
Dividend to minority shareholders
 in subsidiaries                            (1,661)            (2,150)             (889)           (2,042)            (2,394)
                                     --------------   ---------------   ----------------  ----------------  ----------------
Net cash inflow (outflow) generated
 by financing activities                    20,618            (11,879)           61,209            40,267            (55,559)
                                     --------------   ---------------   ----------------  ----------------  ----------------
Increase (decrease) in cash and
 cash equivalents                           45,767             19,536           (18,882)          (26,143)            30,816
Cash and cash equivalents at
 beginning of the period                    71,293             40,477           135,942            86,156             40,477
                                     --------------   ---------------   ----------------  ----------------  ----------------
Cash and cash equivalents at end
 of the period                             117,060             60,013           117,060            60,013             71,293
                                     ==============   ================  ================  ================  ================
*  Restated - see Note 1B(4).

The accompanying notes are an integral part of the financial statements.




                                                                                             Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                            For the nine months ended           For the three months ended        year ended
                                     --------------------------------   ----------------------------------  -----------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------   ---------------   ----------------  ----------------  -----------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------   ---------------   ----------------  ----------------  -----------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------   ---------------   ----------------  ----------------  -----------------

A.  Adjustments to
     reconcile net income
     to net cash flows
     generated by
     operating activities

Revenues and expenses
 not affecting cash flows:

Depreciation and amortization               61,735             72,859            21,458            24,716             95,964
Adjustments of long-term
 liabilities to banks                          977                (96)              366             2,675             (1,127)
Minority interest in earnings
 (losses) of subsidiaries, net               2,675              4,551              (262)             (185)             4,816
Increase in employee
 severance benefits, net                     2,322                133               686               804              1,533
Deferred taxes, net                         16,868             12,815            19,139            (4,717)             7,830
Capital loss (gain) of disposal
 of fixed and other assets, net                 91                850              (892)             (110)             1,665
Increase in value of long-term
 investments                                  (856)                 -              (466)                -                  -
Amortization of discount
 on convertible debentures                     433                409               261               127                497
Expenses in respect of
 employee options                            1,985               *492             1,225              *238               *665
Company's equity in earnings
 of affiliated companies                      (194)                 -                (8)                -                  -
Provision for loss with respect
 to options granted to
 employees of subsidiaries                       -              1,129                 -               279                 55
Capital gain on sale of
 investment in subsidiary                     (216)                 -                 -                 -                  -

Changes in operating assets
 and liabilities:

Increase in trade and other
 receivables                               (77,134)           (53,075)          (37,139)          (52,149)           (17,076)
Increase inventories                        (3,300)           (68,155)           (5,979)           (7,918)           (84,322)
Increase (decrease) in trade
 and other payables                          8,846           *(34,022)          (81,699)         *(59,934)          *(32,170)
                                     --------------   ---------------   ----------------  ----------------  -----------------
                                            14,232            (62,110)          (83,310)          (96,174)           (21,670)
                                     ==============   ================  ================  ================  =================


*  Restated - see Note 1B(4)

The accompanying notes are an integral part of the financial statements.


                                                                                              Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                            For the nine months ended           For the three months ended        year ended
                                     --------------------------------   ----------------------------------  -----------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------   ---------------   ----------------  ----------------  -----------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------   ---------------   ----------------  ----------------  -----------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------   ---------------   ----------------  ----------------  -----------------

B.  Investment in newly
     consolidated companies
     and activities

Working capital (excluding
 cash and cash equivalents)                 (8,035)            (1,597)                -                 -             (7,158)
Fixed assets                               (13,795)              (223)                -                 -             (2,040)
Other assets                                (7,940)            (8,027)                -                 -             (8,027)
Long-term liabilities                        7,750                 77                 -                 -              1,240
Sale of Company shares
 held by subsidiary                              -              3,848                 -                 -              3,848
Minority interests                           3,344              4,497                 -                 -              8,519
Payables in respect of
 acquisition of activities                   1,000                  -                 -                 -                  -
Excess cost created on
 acquisition                                (7,777)            (2,173)                -                 -             (5,264)
                                     --------------   ----------------   ----------------  ----------------  -----------------
                                           (25,453)            (3,598)                -                 -             (8,882)
                                     ==============   ================   ================  ================  =================

C.  Proceeds from sale of
     investments in former
     subsidiaries

Working capital (excluding
 cash and cash equivalents)                  3,679                  -                 -                 -                  -
Fixed assets, net                              607                  -                 -                 -                  -
Other assets, net                            2,629                  -                 -                 -                  -
Long-term liabilities                       (1,084)                 -                 -                 -                  -
Capital gain                                   216                  -                 -                 -                  -
                                     --------------   ---------------   ----------------  ----------------  -----------------
                                             6,047                  -                 -                 -                  -
                                     ==============   ================  ================  ================  =================

D.  Non-cash activities

Acquisition of other assets
 on supplier credit                          4,100             11,397             1,100                 -             22,448
                                     ==============   ================   ================  ================  =================
Acquisition of fixed assets
 on supplier credit                              -              9,988                 -             5,451             13,029
                                     ==============   ================   ================  ================  =================
Acquisition of subsidiary in
 exchange for Company shares                     -                  -                 -                 -              3,848
                                     ==============   ================   ================  ================  =================


The accompanying notes are an integral part of the financial statements.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2006 (Unaudited)
-------------------------------------------------------------------------------

Note 1 - Reporting Principles and Accounting Policy

          A.   General

          1. These interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to the preparation of interim-period financial statements in accordance with Standard No. 14 of the Israel Accounting Institute and with Article 4 of the Securities Regulations (Immediate and Periodic Reports), 1970.

          2. The accounting policies applied in these financial statements are consistent with those applied in the audited financial statements as at December 31, 2005, except for that stated in Section B., below.

          3. These financial statements have been prepared in an abridged form as at September 30, 2006, and for the nine-month and three-month periods then ended. The financial statements should be read in conjunction with the annual financial statements as at December 31, 2005 and for the year then ended, and the notes related thereto.

          B.   First-time application of new accounting standards

          (1)  Accounting Standard No. 20 (Amended) "The Accounting Treatment of
               -----------------------------------------------------------------
               Goodwill and Intangible Assets when Purchasing an Investee
               ----------------------------------------------------------
               Company"
               -------

               Commencing January 1, 2006, the Company applies Accounting Standard No. 20 (amended) regarding "The Accounting Treatment of Goodwill and Intangible Assets when Purchasing an Investee Company" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. The Standard provides the accounting treatment with respect to goodwill and intangible assets when purchasing a subsidiary and an investee company that is not a subsidiary, including a jointly controlled company.

               The main changes provided in the Standard compared with the rules that were applied in the past are: allocation of the excess purchase cost of an investment in an investee company to identifiable intangible assets of the acquired company as well; distinguishing between intangible assets having a defined useful life and intangible assets having an undefined useful life; immediate recognition of income on the acquisition date in the statement of income of negative goodwill created on the acquisition after offset against intangible assets and non-monetary assets of the investee company; discontinuance of the systematic amortization of positive goodwill and intangible assets having an undefined useful life; examination of impairment in value of the goodwill at least once a year.

               The amount of the systematic amortization of positive goodwill in the nine-month and three-month periods ended September 30, 2005 is $7 million and $2.5 million, respectively. The said goodwill amortization for the year ended December 31, 2005 amounted to $ 9.9 million.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2006 (Unaudited)
-------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

          B.   First-time application of new accounting standards (cont'd)

          (2)  Accounting Standard No. 21, "Earnings per Share"
               -----------------------------------------------

               Commencing January 1, 2006, the Company applies Accounting Standard No. 21, "Earnings per Share" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. Pursuant to the Standard, the Company calculates the amounts of the basic earnings per share with respect to income or loss, as well as the amounts of the basic earnings per share relating to earnings or loss from continuing operations, which relate to the ordinary shareholders. The basic earnings per share are calculated by dividing net income or loss allocable to the ordinary shareholders, by the weighted-average number of ordinary shares outstanding during the period. For purposes of calculating the diluted earnings per share, the Company adjusted the income or loss allocable to the reporting entity's ordinary shareholders and the weighted-average number of ordinary shares outstanding, for the impact of all potentially dilutive ordinary shares. The Company's share in the earnings of investee companies was calculated based on its share in the earnings per share of those companies multiplied by the number of shares held by the Company.

               According to the Standard's transitional rules, the comparative data for prior periods relating to earnings per share was restated. The impact of the first-time application of the Standard amounted to an increase in basic earnings per share of $0.04 and $0.01 for the nine-month and three-month periods ended September 30, 2005, respectively. The increase in the basic earning per share for the year ended December 31, 2005 amounted to $0.05.

          (3)  Accounting Standard No. 22, "Financial Instruments: Disclosure
               --------------------------------------------------------------
               and Presentation"
               ----------------

               Commencing January 1, 2006, the Company applies Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. The Standard provides the rules for presentation of financial instruments in the financial statements and details the proper disclosure required in respect thereof.
               In addition, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity and for classifying the interest, dividends, losses and gains related thereto and the circumstances in which financial assets and financial liabilities are to be offset, and supersedes Opinion No. 53, "The Accounting Treatment of Convertible Liabilities", and Opinion No. 48, "The Accounting Treatment of Options".

               Pursuant to the Standard, the comparative data was not restated.

               The first-time application of the Standard did not have a material impact on the Company's financial position and its results of operations.

          (4)  Accounting Standard No. 24, "Share Based Payments"
               -------------------------------------------------

               Commencing January 1, 2006, the Company applies Accounting Standard No. 24, "Share Based Payments" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. Pursuant to the Standard the Company recognizes share-based payment transactions in the financial statements, including transactions with employees or other parties that are settled with equity instruments, cash or other assets. Share-based payment transactions wherein goods or services are received, are recognized based on their fair value.



                                                                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2006 (Unaudited)
------------------------------------------------------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

     B.   First-time application of new accounting standards (cont'd)

     (4)  Accounting Standard No. 24, "Share Based Payments" (cont'd)
          --------------------------------------------------

          Regarding transactions settled with equity instruments, the Standard applies to grants made after March 15, 2005 that did not fully vest by January 1, 2006. In the same manner, the Standard applies to changes in the terms of transactions settled with equity instruments executed after March 15, 2005, even when the grants regarding which the changes were made were prior to this date. In the financial statements for 2006, the comparative data for 2005 are restated, in order to reflect therein the recording of the expense relating to the said grants.

          As a result of the first-time implementation of the provisions of the Standard, the Company adjusted by means of a restatement of the financial statements for the nine and three-month periods ended
          September 30, 2005 and for the year ended December 31, 2005, in order to retroactively reflect therein the effect of the change in the accounting treatment of share-based payment transactions with employees and directors that are to be settled with equity instruments of the Company and that were granted after March 15, 2005, and which had not yet vested by December 31, 2005, or which were granted prior to that date by regarding which there was a change in the terms of their grant, as well as in respect of options granted to employees and directors settled in cash.

          Set forth below is the effect of the changes on the financial statements:



                                                                                       As at September 30, 2005
                                                                          ----------------------------------------------------
                                                                           As previously      The change          As presented
                                                                                reported                      in the financial
                                                                                                                    statements
                                                                          ---------------   ---------------   ----------------
                                                                                              Unaudited
                                                                          ----------------------------------------------------
                                                                           US $ thousands     US $ thousands    US $ thousands
                                                                          ---------------    ---------------  ----------------

                  Other payables                                                207,755                721           208,476
                  Minority interest                                              25,638                 16            25,654
                  Shareholders' equity                                        1,137,723               (737)        1,136,986


                                                                                       As at December 30, 2005
                                                                          ----------------------------------------------------
                                                                           As previously      The change          As presented
                                                                                reported                      in the financial
                                                                                                                    statements
                                                                          ---------------   ---------------   ----------------
                                                                                                Audited
                                                                          ----------------------------------------------------
                                                                           US $ thousands     US $ thousands    US $ thousands
                                                                          ---------------    ---------------  ----------------

                  Other assets                                                  535,054              1,527           536,581
                  Other payables                                                197,173              4,474           201,647
                  Minority interest                                              28,586             (2,037)           26,549
                  Shareholders' equity                                        1,135,097               (910)        1,134,187





                                                                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2006 (Unaudited)
------------------------------------------------------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

     B.   First-time application of new accounting standards (cont'd)

     (4)  Accounting Standard No. 24, "Share Based Payments" (cont'd)
          --------------------------------------------------


                                                                                       As at January 1, 2005
                                                                          ----------------------------------------------------
                                                                           As previously      The change          As presented
                                                                                reported                      in the financial
                                                                                                                    statements
                                                                          ---------------   ---------------   ----------------
                                                                                                Audited
                                                                          ----------------------------------------------------
                                                                           US $ thousands     US $ thousands    US $ thousands
                                                                          ---------------    ---------------  ----------------

                  Shareholders' equity                                          874,495               (245)          874,250


                                                                             For the nine months ended September 30, 2005
                                                                          ----------------------------------------------------
                                                                           As previously         The change       As presented
                                                                                reported                      in the financial
                                                                                                                    statements
                                                                          ---------------   ---------------   ----------------
                                                                                              Unaudited
                                                                          ----------------------------------------------------
                                                                          US $ thousands     US $ thousands     US $ thousands
                                                                          ---------------   ---------------   ----------------

                  Administrative and general expenses                            47,257                492            47,749
                  Income before taxes on income                                 202,197               (492)          201,705
                  Net income                                                    158,352               (492)          157,860


                                                                             For the nine months ended September 30, 2005
                                                                          ----------------------------------------------------
                                                                           As previously         The change       As presented
                                                                                reported                      in the financial
                                                                                                                    statements
                                                                          ---------------   ---------------   ----------------
                                                                                              Unaudited
                                                                          ----------------------------------------------------
                                                                          US $ thousands     US $ thousands     US $ thousands
                                                                          ---------------   ---------------   ----------------

                  Administrative and general expenses                            13,995                238            14,233
                  Income before taxes on income                                  49,333               (238)           49,095
                  Net income                                                     47,070               (238)           46,832


                                                                             For the nine months ended December 31, 2005
                                                                          ----------------------------------------------------
                                                                           As previously         The change       As presented
                                                                                reported                      in the financial
                                                                                                                    statements
                                                                          ---------------   ---------------   ----------------
                                                                                              Unaudited
                                                                          ----------------------------------------------------
                                                                          US $ thousands     US $ thousands     US $ thousands
                                                                          ---------------   ---------------   ----------------

                  Administrative and general expenses                            61,386                665            62,051
                  Income before taxes on income                                 252,286               (665)          251,621
                  Net income                                                    205,493               (665)          204,828


                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2006 (Unaudited)
--------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

     B.   First-time application of new accounting standards (cont'd)

     (5)  Accounting Standard No. 25, "Revenues"
          --------------------------------------

          Commencing from January 1, 2006, the Company applies Accounting Standard No. 25, "Revenues" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. The Standard deals with recognition of revenues from the following three types of transactions: sale of goods, provision of services and use by others of the Company's assets, which generate interest, royalties and dividends, and provides the required accounting treatment (rules for recognition, measurement, presentation and disclosure) regarding these three transaction types.

          The first-time application of the Standard did not have a material impact on the Company's financial position and its results of operations.


     C. Disclosure of the impact of new accounting standard in the period prior to its application

     (1) In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" (hereinafter - "the Standard"). The Standard provides that entities that are subject to the Securities Law, 1968 and that are required to report in accordance with this Law's provisions, shall prepare their financial statements pursuant to IFRS Standards for periods commencing January 1, 2008. The Standard permits early adoption beginning with financial statements published after July 31, 2006.

          Initial adoption of IFRS Standards is to be effected by means of application of the provisions of IFRS 1, "First-Time Application of IFRS Standards", for purposes of the transition.

          In accordance with the Standard, the Company is required to include in a note to the annual financial statements as at December 31, 2007 the balance-sheet data as at December 31, 2007 and the income-statement data for the year then ended, after they have undergone application of the recognition, measurement and presentation rules of IFRS Standards.

          The Company is examining the impact of the Standard on its financial statements. The Company does not intend to make an early adoption of the IFRS Standards.

     (2)  Accounting Standard No. 26, "Inventory"
          ---------------------------------------

          In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26, "Inventory" (hereinafter - "the Standard"). The Standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining the amount of the impairment in order to adjust the inventory to net realizable value. The Standard also provides guidelines regarding cost formulas used to allocate costs to various types of inventory. The Standard will apply to financial statements for periods beginning on January 1, 2007 or thereafter. The Company is examining the impact of the Standard on its financial statements.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2006 (Unaudited)
--------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

     C. Disclosure of the impact of new accounting standard in the period prior to its application (cont'd)

     (3)  Accounting Standard No. 27, "Fixed Assets"
          ------------------------------------------

          In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27, "Fixed Assets" (hereinafter - "the Standard"). The Standard prescribes rules for the presentation, measurement and elimination of fixed-asset items and for the disclosure required in respect thereof. The Standard provides, inter alia, that upon the initial recognition of a fixed-asset item, the entity shall estimate and include in the cost of the item all the costs it will incur in respect of an obligation to dismantle and remove the item and to restore the site on which it was located. Furthermore, the Standard provides that a group of similar fixed-asset items shall be measured at cost net of accumulated depreciation, and less impairment losses, or alternatively, at its revalued amount less accumulated depreciation, while an increase in the value of the asset above its initial cost as a result of the revaluation will be recorded directly to shareholders' equity in a revaluation reserve. Any part of a fixed-asset item having a cost that is significant in relation to the total cost of the item shall be depreciated separately, including the costs of significant periodic examinations. The Standard also provides that a fixed asset that was acquired in exchange for another non-monetary item in a transaction that is commercial in nature shall be measured at fair value.

          The Standard applies to financial statements for periods beginning on January 1, 2007. An entity that on January 1, 2007 chooses for the first time to use the revaluation method for measuring fixed assets, shall on this date recognize a revaluation reserve in the amount of the difference between the revalued amount of the asset on that date and its cost on the books. Furthermore, an entity that in the past, upon the initial recognition of a fixed asset, had not included in its cost the initial estimate of costs for dismantling and removing the asset and for restoring the site on which it is located, shall measure these costs as follows:

          (a) The aforementioned liabilities as at January 1, 2007 should be measured in accordance with generally accepted accounting principles;

          (b) The amount that would have been included in the cost of the relevant asset on the date on which the liability was initially incurred should be capitalized to the amount of the liability mentioned in item (a) above to the date on which the liability was initially incurred (hereinafter - "the Capitalized Amount");

          (c) The accumulated depreciation on the Capitalized Amount as at January 1, 2007 should be measured on the basis of the useful life of the asset as at that date;

          (d) The difference between the amount to be charged to the asset in accordance with items (b) and (c) above, and the amount of the liability in accordance with item (a) above, shall be included in retained earnings.

          Other than the mentioned above, the Standard will be adopted on a retroactive basis. The Company is examining the effect of the Standard on its financial statements.



                                                                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2006 (Unaudited)
------------------------------------------------------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

     D.   Financial statements in US dollars

     The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi-currency system. Since most of the Group's revenues are received in dollars and the principal raw materials and fixed assets are purchased in dollars, the dollar is the principal currency of the economic environment in which the Group operates
     ("the functional currency"). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.

     Changes in the representative exchange rate of the dollar and the Consumer
     Price Index (CPI) are as follows:


                                                                     Representative    Representative       Representative
                                                                      exchange rate     exchange rate        exchange rate
                                                                      of the U.S. $     of the U.S. $     of the U.S. $ to
                                                             CPI         to the NIS       to the Euro   the Brazilian real
                                                      ----------   ----------------  ----------------  -------------------
                                                               %                 %                 %                    %
                                                      ----------   ----------------  ----------------  -------------------

         During the nine-month period ended:
           September 30, 2006                              0.77              (6.54)            (6.74)               (7.13)
           September 30, 2005                              1.89               6.73             13.46               (16.22)

         During the three-month period ended:
           September 30, 2006                             (0.77)             (3.10)             0.25                 0.46
           September 30, 2005                              1.38               0.52              0.51                (4.72)

         During the year ended
          December 31, 2005                                2.39               6.85             15.29                (11.8)





                                                                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2006 (Unaudited)
------------------------------------------------------------------------------------------------------------------------------

Note 2 - Segment Information

     A.   Geographical segments according to location of assets


                                         Israel        Latin America         Europe          Adjustments       Consolidated
                                   ---------------    ---------------   --------------     --------------   ----------------
                                      (Unaudited)       (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)
                                   ---------------    ---------------   --------------     --------------   ----------------
                                     US$ thousands     US$ thousands     US$ thousands      US$ thousands     US$ thousands
                                   ---------------    ---------------   --------------     --------------   ----------------
         For the nine
          months ended
          September 30, 2006
         Segment income                     951,047           245,651           255,957           (92,928)        1,359,727
         Segment results**                  128,453             8,820            47,338               446           185,057

         For the nine
          months ended
          September 30, 2005
         Segment income                     876,086           251,498           285,466           (77,406)        1,335,644
         Segment results***                *155,453            30,232            65,993            (2,415)         *249,263

         For the three
          months ended
          September 30, 2006
         Segment income                     263,055           107,519            72,078           (35,056)          407,596
         Segment results**                   12,464             5,655            18,212             1,009            37,340

         For the three
          months ended
          September 30, 2005
         Segment income                     238,212           113,274            75,333           (24,687)          402,132
         Segment results***                 *28,916            15,172            19,979                (5)          *64,062


                                         Israel        Latin America         Europe          Adjustments       Consolidated
                                    --------------    ---------------   --------------     --------------   ----------------
                                      (Audited)          (Audited)          (Audited)         (Audited)         (Audited)
                                   ---------------    ---------------   --------------     --------------   ----------------
                                     US$ thousands     US$ thousands     US$ thousands      US$ thousands     US$ thousands
                                   ---------------    ---------------   --------------     --------------   ----------------

         For the year ended
         December 31, 2005
         Segment income                   1,130,495           386,472           333,502          (109,752)        1,740,717
         Segment results***                *195,173            49,600            67,403            (3,183)        * 308,993


*    Restated - see Note 1B(4)

**   Includes amortization of goodwill on the acquisition of products and amortization of other assets arising on the acquisition of subsidiaries.

***  Includes amortization of goodwill on acquisition of products and amortization of goodwill and other assets arising on acquisition of subsidiaries.





                                                                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2006 (Unaudited)
------------------------------------------------------------------------------------------------------------------------------

Note 2 - Segment Information (cont'd)

     B.   Sales by geographic area

                                                                                                                     For the
                                       For the nine months ended           For the three months ended             year ended
                                   ----------------------------------   ----------------------------------  ----------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2006              2005               2006              2005              2005
                                   ----------------   ---------------   ----------------   ---------------   ---------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                   ----------------   ---------------   ----------------   ---------------   ---------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                   ----------------   ---------------   ----------------   ---------------   ---------------

         Israel                             89,211            86,756             25,649            28,838            110,163
         Latin America                     279,849           285,032            117,016           134,769            422,777
         Europe                            555,350           571,925            145,067           127,433            700,912
         North America                     275,524           241,469             69,539            56,690            308,798
         Other                             159,793           150,462             50,325            54,402            198,067
                                   ----------------   ---------------   ----------------   ---------------   ---------------

                                         1,359,727         1,335,644            407,596           402,132          1,740,717
                                   ================   ===============   ================   ===============   ===============


Note 3 - Additional Information

     (1) As part of the commitments of the Company and of its subsidiaries under agreements signed in September 2004, regarding a securitization transaction whereby trade receivables were sold to companies in the RaboBank International Group, the balance of the trade receivables sold for cash amounted, as at the balance sheet date, to $243.1 million (September 30, 2005 - $152.7 million, December 31, 2005 - $146.5 million).

          The maximum expected volume of the financial means available to the acquiring companies for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is about $250 million, on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

     (2) The Company and Milenia committed to indemnify financial institutions, upon the existence of certain conditions, in respect of credit received by Milenia's customers from those financial institutions and which was used for repayment of the debts of those customers to Milenia for sales made to them.

          As at the balance sheet date, the amount of the liability to indemnify is $65 million (December 31, 2005 - $76 million).

     (3) On March 8, 2005, the Company's Board of Directors decided to adopt a new options' plan for officers and employees of the Company and its subsidiaries. Pursuant to the plan, 14,900,000 options exercisable into up to 14,900,000 ordinary shares of the Company of a par value of NIS 1 each were issued on March 14, 2005. Of these, 2,500,000 options were deposited with a trustee for future distribution.

          On March 8, 2006, the Company's Board of Directors decided to issue the balance of the above-mentioned options to employees. The fair value of the capital instruments granted is about $3.7 million as at the grant date.

          Under the plan, the options were issued to the offerees in accordance with the provisions of Section 102 of the Income Tax Ordinance under the Capital Track.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2006 (Unaudited)
--------------------------------------------------------------------------------


Note 3 - Additional Information (cont'd)

     (4) During the period of the report, NIS 8,208 thousand par value debentures (Series A) were converted into 873 thousand of the Company's ordinary shares of NIS 1 par value. Furthermore, in the current period $13,675 thousand par value of the debentures that were issued in March 2004 in a private placement to institutional investors (hereinafter - "the Debentures") were converted into 3,011 thousand of the Company's ordinary shares of NIS 1 par value. As a result of the conversion, as stated, the Company's shareholders' equity increased by about $15.7 million.

     (5) On March 8, 2006, the Company's Board of Directors passed a resolution to change the dividend distribution policy such that as of the fourth quarter of 2005 a dividend would be distributed in the amount of up to 50% of the net earnings for the period.

          On November 7, 2006, the Board of Directors decided to re-examine the dividend policy it adopted on April 23, 2001 that was revised on March 8, 2006. The re-examination process will be completed up to publication date of the Company's financial results for 2006. Therefore, no dividend will be distributed in respect of the second and third quarters of 2006.

          In May 2006, the Company's Board of Directors decided to distribute a dividend in the amount of $28.8 million that was paid on August 31, 2006.

     (6) On November 14, 2005, the Company's Board of Directors decided to adopt a policy according to which the Company will act to buy back its own shares in the amount of up to $150 million.

          The shares purchased are dormant shares so long as they are held by the Company.

          As at the balance sheet date, the Company holds 24,875,703 of its own shares, constituting approximately 5.4% of its total issued and paid-up share capital, at a cost of $134 million.

          In August 2006, the Company's Board of Directors approved conclusion of the plan for self-purchase of the shares as a result of its completion.

Note 4 - Seasonality

     Sales of crop protection products are directly related to the agricultural seasons and the cyclical pattern of the growing seasons and, therefore, the Company's revenues are not spread evenly throughout the year. Countries located in the northern hemisphere are all characterized by the same timing of the agricultural seasons and, as a result, sales made by these countries are usually highest in February through April. On the other hand, in the southern hemisphere the seasonal trends are exactly the opposite and most of the local sales are concentrated in the months August through November, except for Australia where most of the sales are made in the months April through July.

     The Company's worldwide operations act to balance out the above-mentioned seasonal impacts, notwithstanding the fact that most of the Company's sales are made in the northern hemisphere.

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